Filed by Talawar Tx Inc.

Pursuant to Rule 425

under the Securities Act of 1933, as amended

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: JATT II Acquisition Corp

(Commission File No. 001-43237)

On June 29, 2026, JATT II Acquisition Corp, a Cayman Islands exempted company (“JATT”), and Talawar Tx Inc., a Delaware corporation (the “Company”), entered into a business combination agreement (the “Business Combination Agreement”), for a business combination transaction (the “Transactions”), that will result in, among other things, JATT becoming an indirect wholly-owned subsidiary of the Company.

On June 29, 2026, Fierce Biotech published the following article on its website and various social media outlets after a discussion with the Company’s Chief Executive Officer, Marc Schegerin:

‘There’s room for multiple winners’: Talawar heads to Nasdaq via SPAC deal to bankroll eczema asset

Amid a flurry of traditional IPOs this year, Talawar Therapeutics is taking a less-trodden path to the public markets.

The immunology and inflammatory disease biotech is merging with a special purpose acquisition company called JATT II Acquisition, which itself raised $60 million in an IPO in April. The combined company will operate under the Talawar brand and will trade on the Nasdaq under the ticker “TLWR.”

Alongside the planned merger, Talawar also announced an oversubscribed $225 million concurrent private investment in public equity. The funding was led by Access Biotechnology with participation from Bain Capital Life Sciences, Deep Track Capital, RA Capital Management, Janus Henderson Investors, Vianti Capital, Farallon Capital Management and other investors.

Talawar is the first company to spin out of London, U.K.-based “biotech builder” Khanda Therapeutics, which aims to translate research into drug developers. The merger between Talawar and JATT is expected to close in the second half of this year, with the combined company expected to receive $285 million from JATT’s IPO and Talawar’s financing

The cash will support Talawar’s lead preclinical asset, TALA-125, an anti-IL-13 and anti-IL-18 bispecific antibody for atopic dermatitis. The biotech expects to take the therapy into the clinic in the first quarter of next year, with a phase 2b proof-of-concept data readout pencilled in for the second half of 2028.

Atopic dermatitis is the most common form of eczema and is characterized by dry, scaly and intensely itchy skin prone to flare-ups and remissions. IL-13 drugs lead the market in the form of Sanofi and Regeneron’s Dupixent and Eli Lilly’s Ebglyss, alongside JAK inhibitors like AbbVie’s Rinvoq.

Last week, AbbVie made a $10.9 billion move to buy Apogee Therapeutics to take control of zumilokibart, another anti-IL-13 antibody that has impressed analysts and investors in recent phase 2 updates and could challenge Ebglyss and Dupixent.

Talawar CEO Marc Schegerin, M.D., told Fierce in an interview that the activity around the indication is an encouragement for the work they are doing.

“We believe the Apogee acquisition validates the thesis we are building on,” said Schegerin, who previously served as chief operating officer and chief financial officer at immunology-focused Morphic Therapeutics, which was bought by Lilly. “From our perspective, it confirms enormous value is being placed on differentiated, next-generation biologics in atopic dermatitis, and that there is room for multiple winners in this market.”

The CEO pointed to the “fundamentally different paradigm” being explored with TALA-125. The asset “combines potentially best-in-class IL-13 inhibition with differentiated IL-18 inhibition in a single bispecific molecule—targeting two validated, complementary mechanisms to shatter the monotherapy efficacy plateau,” Schegerin added.

TALA-125 is expected to produce interim phase 1 data by the end of next year, and Talawar is also developing two discovery-stage assets, TALA-307 and TALA-711, in additional immunology indications.

“Khanda’s discovery engine designed and optimized TALA-125, providing Talawar with a lead asset addressing de-risked targets built on deep expertise in antibody engineering and orthogonal biology,” Schegerin said. “This relationship gave Talawar a head start: a molecule with potential best-in-class developability, validated half-life extension, and novel composition of matter IP beyond 2045, all ready for clinical advancement.”

Biotech SPAC deals have become increasingly rare since their peak in 2022, although stem cell company PrimeGen went public on the Nasdaq via a SPAC in February.

Schegerin said that speed and certainty were a major factor when deciding to take the SPAC route rather than a traditional IPO.

“Given our clinical timeline, with interim phase 1 data expected in the fourth quarter of 2027, it was critical to have a well-funded path to those milestones without the timing and execution risk inherent in a traditional IPO process,” the CEO explained.

Additional Information About the Proposed Transaction and Where to Find It

In connection with the proposed transaction, the Company and JATT intend to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”), which will include preliminary and definitive proxy statements of JATT as well as a preliminary prospectus relating to the offer of securities to be issued to the shareholders of JATT. After the Registration Statement is declared effective, a definitive proxy statement and other relevant documents will be mailed to shareholders of JATT as of the record date to be established for voting on the Transactions and other matters as described in the proxy statement/prospectus/consent solicitation. JATT will also file other documents regarding the proposed transaction with the SEC. This communication does not contain all of the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SHAREHOLDERS OF JATT AND OTHER INTERESTED PARTIES ARE URGED TO READ, WHEN AVAILABLE, THE PRELIMINARY PROXY STATEMENT/PROSPECTUS/CONSENT SOLICITATION, AND AMENDMENTS THERETO, AND THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC IN CONNECTION WITH JATT’S SOLICITATION OF PROXIES FOR THE EXTRAORDINARY GENERAL MEETING OF ITS SHAREHOLDERS TO BE HELD TO APPROVE THE TRANSACTIONS AND OTHER MATTERS AS DESCRIBED IN THE PROXY STATEMENT/PROSPECTUS BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION ABOUT JATT, THE COMPANY AND THE PROPOSED TRANSACTION. Investors and security holders will also be able to obtain copies of the Registration Statement and the proxy statement/prospectus/consent solicitation and all other documents filed or to be filed with the SEC by JATT or the Company, without charge, once available, on the SEC’s website at www.sec.gov or by directing a request to: JATT II Acquisition Corp, 153 Central Avenue, C/O 56, Westfield, NJ 07091.

Forward-Looking Statements

This communication and the exhibits attached hereto contain certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the proposed transaction and the parties thereto. All statements contained in this communication other than statements of historical fact, including, without limitation, statements regarding the proposed transaction between JATT and the Company; the anticipated benefits, size and timing of the proposed transaction; expected trading of the combined company’s securities on Nasdaq; the combined company’s future financial performance; the ability of the combined company to execute its business strategy, its market opportunity and positioning; preclinical and clinical development plans and timelines; the anticipated therapeutic benefits and clinical potential of product candidates; the combined company’s competitive position and potential advantages of its product candidates relative to existing therapies and competing approaches; the anticipated use of proceeds from the proposed transaction by the combined company, including statements regarding funds received by the combined company from JATT’s trust account and redemptions by JATT’s shareholders; the anticipated cash runway of the combined company; and other statements regarding management’s intentions, beliefs, or expectations with respect to the combined company’s future performance, are forward-looking statements.

Forward-looking statements are often identified by the use of words such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “project,” “should,” “will,” “would,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters.

These forward-looking statements are based on the current expectations and assumptions of JATT and the Company and are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Such risks and uncertainties include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction; (2) the outcome of any legal proceedings that may be instituted against the parties following the announcement of the proposed transaction and any definitive agreements with respect thereto; (3) the inability to complete the proposed transaction, including due to failure to obtain approval of the shareholders of JATT and the stockholders of the Company or other conditions to closing; (4) the risk that the proposed transaction may not be completed by JATT’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by JATT; (5) the inability to maintain the listing of JATT’s securities or to obtain or maintain the listing of the combined company’s securities on the Nasdaq, the New York Stock Exchange, or another national securities exchange following the proposed transaction; (6) the risk that the proposed transaction disrupts the Company’s current plans, business relationships, performance, operations and business generally as a result of the announcement and consummation of the proposed transaction; (7) the risk that the price of the combined company’s securities may be volatile due to a variety of factors, including changes in laws, regulations, technologies, natural disasters, geopolitical tensions, and macro-economic and social environments affecting its business; (8) the ability to recognize the anticipated benefits of the proposed transaction, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth and retain its key employees; (9) costs related to the proposed transaction; (10) changes in applicable laws or regulations; (11) risks related to the Company’s business, (i) the early stages of clinical development of the Company’s product candidates, (ii) the Company’s reliance on third-party suppliers and manufacturers, (iii) the outcomes of any future collaboration agreements and (iv) the Company’s ability to adequately maintain intellectual property rights for its product candidates, competition within the industry, compliance with regulatory requirements, including the Company’s ability to obtain regulatory approval of and successfully commercialize its product candidates, economic and market conditions, and political or geopolitical developments; and (12) other risks detailed from time to time in JATT’s filings with the SEC, including the proxy statement/prospectus/consent solicitation and related documents filed or to be filed in connection with the proposed transaction.

The foregoing list of risk factors is not exhaustive and are provided for illustrative purposes only. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of JATT’s final prospectus filed in connection with its initial public offering with the SEC on April 17, 2026, its Quarterly Report on Form 10-Q filed with the SEC on May 29, 2026, the proxy statement/prospectus/consent solicitation that will be filed by JATT and the Company, and other documents filed by JATT or the Company from time to time with the SEC, as well as the list of risk factors included herein. These filings identify and address other important risks and uncertainties that could cause actual results to differ materially from those contained in the forward-looking statements. Additional risks and uncertainties not currently known or that are currently deemed immaterial may also cause actual results to differ materially from those expressed or implied by such forward-looking statements. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, each of which is made only as of the date of this communication.

In addition, statements that “we believe” and similar statements reflect JATT and the Company’s beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this communication, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and JATT and the Company’s statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

An investment in JATT is not an investment in any of JATT’s founders’ or sponsors’ past investments, companies or affiliated funds. The historical results of those investments are not indicative of future performance of JATT which may differ materially from the performance of JATT’s founders’ or sponsor’s past investments.

Participants in the Solicitation

JATT, the Company and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed participants in the solicitation of proxies from JATT’s shareholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of JATT’s shareholders in the proposed transaction and their ownership of JATT’s securities is, or will be, contained in JATT’s filings with the SEC. You can find more information about JATT’s directors and executive officers in JATT’s final prospectus related to its initial public offering filed with the SEC on April 17, 2026. Additional information regarding the participants in the solicitation of proxies from JATT’s shareholders in connection with the proposed transaction, including the names and direct or indirect interests of the Company’s directors and executive officers, will be set forth in the proxy statement/prospectus/consent solicitation, which is expected to be filed by JATT and the Company with the SEC. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus/consent solicitation carefully when it becomes available before making any voting or investment decisions. Investors and security holders may obtain free copies of these documents as described above.

No Offer or Solicitation

This communication is for informational purposes only and is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or exchange, or a solicitation of an offer to buy or exchange the securities of JATT or the Company, or any commodity or instrument or related derivative, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. This communication is not, and under no circumstances is to be construed as, a prospectus, an advertisement or a public offering of the securities described herein in the United States or any other jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act or an exemption therefrom. Investors should consult with their counsel as to the applicable requirements for a purchaser to avail itself of any exemption under the Securities Act. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.